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12014875

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Investment Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street
(No. and Street)

Fort Wayne, Indiana 46801
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith J. Ryan (260) 455-6244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, Suite 4000, 2001 Market Street Philadelphia, PA 19103-7096
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith J. Ryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Investment Services Corporation, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNON E. ROSE
NOTARY PUBLIC STATE OF INDIANA
ALLEN COUNTY
MY COMMISSION EXPIRES 05/17/15

Notary Public

Signature

Vice President and Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Investment Services Corporation

Financial Statements and Supplemental Information

Year Ended December 31, 2011

Contents

ERNST & YOUNG

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Investment Services Corporation

We have audited the accompanying statement of financial condition of Lincoln Financial Investment Services Corporation (a wholly owned subsidiary of Lincoln National Corporation) (the Company) as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Financial Investment Services Corporation at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the

financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2012

Lincoln Financial Investment Services Corporation

Statement of Financial Condition

December 31, 2011

Assets		
Cash and cash equivalents	$	936,736
Amounts due from affiliated companies		34,117
Prepaid expenses		14,022
Total assets	$	984,875
Liabilities and stockholder's equity		
Liabilities:		
Amounts due to affiliated companies	$	961
General and administrative expense accrual		10,144
Total liabilities		11,105
Stockholder's equity:		
Common stock, par value $1 per share; authorized 100,000 shares; issued 6,000 shares		6,000
Additional paid-in capital		1,070,132
Accumulated deficit		(102,362)
Total stockholder's equity		973,770
Total liabilities and stockholder's equity	$	984,875

See accompanying notes.

Lincoln Financial Investment Services Corporation

Statement of Operations

Year Ended December 31, 2011

Revenues:		
Administrative allowance	$	362,556
Interest income		375
Total revenue		362,931
Expenses:		
General and administrative		362,556
Total expenses		362,556
Income before income taxes		375
Federal income tax provision		155
Net income	$	220

See accompanying notes.

Lincoln Financial Investment Services Corporation

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2011

	Common Stock				Additional Paid-in Capital		Accumulated Deficit		Total Stockholder's Equity
	Shares		Amount						
Balance at January 1, 2011	6,000	$	6,000	$	1,070,132	$	(102,582)	$	973,550
Net income							220		220
Balance at December 31, 2011	6,000	$	6,000	$	1,070,132	$	(102,362)	$	973,770

See accompanying notes.

Lincoln Financial Investment Services Corporation

Statement of Cash Flows

Year Ended December 31, 2011

Operating activities		
Net income	$	220
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in amounts due from affiliated companies		9,320
Decrease in prepaid expenses		8,578
Decrease in interest receivable		326
Decrease in amounts due to affiliated companies		(10,701)
Increase in general and administrative expense accrual		349
Net cash provided by operating activities		8,092
Net increase in cash and cash equivalents		8,092
Cash and cash equivalents at beginning of year		928,644
Cash and cash equivalents at end of year	$	936,736
Supplemental disclosure of cash flow information		
Income tax refunds received (from the Parent)	$	327

See accompanying notes.

Lincoln Financial Investment Services Corporation

Notes to Financial Statements

December 31, 2011

1. Organization and Nature of Business

Lincoln Financial Investment Services Corporation (the Company or LFISC), formerly known as Jefferson Pilot Variable Corporation (JPVC), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). LFISC is a wholly owned subsidiary of Lincoln National Corporation (Parent or LNC). During 2010, the Company was repurposed into a broker-dealer offering select The Lincoln National Life Insurance Company (LNL) and Lincoln Life & Annuity Company of New York (LNY) variable annuity products to independent Registered Investment Advisor clients. The Company is now licensed to engage in broker-dealer and investment advisor activity throughout the United States. As a result of the change in business model, the Company is no longer exempt from the provisions of Rule 15c3-3 of the SEC. Customer sales began in 2011; however, at December 31, 2011 the Company held no customer securities or monies, resulting in no Rule 15c3-3 reserve requirement at December 31, 2011.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's operating results or financial position being significantly different from those that would have been obtained if the Company were autonomous.

2. Accounting Policies

Use of Estimates

The preparation of the Company's financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

Cash and cash equivalents, which are carried at cost, include highly liquid investments purchased with an original maturity date of three months or less and, therefore, the recorded value approximates fair value.

2. Accounting Policies (continued)

Income Taxes

The Company files consolidated federal income tax returns with LNC. Pursuant to an intercompany tax-sharing agreement with LNC, the Company provides for federal income taxes on a separate return basis. The tax-sharing agreement also provides that the Company will receive benefit for net operating losses, capital losses and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Recognition of Revenue and Expense

The Company recognized all of the cost associated with the operation of the broker-dealer in 2011 as general and administrative expense. Through service agreements, this expense is then reimbursed by LNL in the form of an administrative allowance for the services the Company performed on LNL's behalf. Administrative allowance revenue is recognized as the associated expense is incurred. Interest income is recorded as earned.

3. Income Taxes

Federal income tax expense is recorded at the statutory rate of 35%. The effective tax rate is 41.4% and is primarily due to one permanent difference on the current year tax provision. Current federal income tax expense was $155 for the year ended December 31, 2011. There was no deferred federal income tax provision or liability in 2011. Current federal income taxes receivable of $7,214 at December 31, 2011 is included in amounts due from affiliated companies on the statement of financial condition.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service (IRS) and state taxing jurisdictions. We do not anticipate that any adjustments might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2007 and 2008. There are no uncertain tax positions related to the Company in the current year.

4. Transactions With Affiliates (Related-Party Transactions)

Amounts due from affiliated companies represent amounts due to the Company for the settlement of general and administrative expenses and federal income taxes receivable from the Parent. Amounts due to affiliated companies represent general and administrative expenses payable to LNC and its subsidiaries.

5. Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $25,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At December 31, 2011, the Company had net capital of $898,631, exceeding the requirements by $873,631. At December 31, 2011, the ratio of aggregate indebtedness to net capital was 0.01 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

6. Subsequent Events

We have evaluated subsequent events through February 24, 2012, the date at which our financial statements were available to be issued, and determined that there were no matters required to be disclosed.

Supplemental Information

Lincoln Financial Investment Services Corporation

Schedule I

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2011

Net capital	
Stockholder's equity	$ 973,770
Less non-allowable assets:	
Amounts due from affiliated companies	(34,117)
Prepaid expenses	(14,022)
Total non-allowable assets	(48,139)
Other deductions and/or charges	(27,000)
Net capital before haircuts	898,631
Haircuts on money market instruments	–
Net capital	$ 898,631
Aggregate indebtedness	
Total liabilities	$ 11,105
Computation of basic net capital requirements	
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $25,000)	$ 25,000
Excess net capital	873,631
Net capital less greater of 10% aggregate indebtedness or 120% of minimum net capital	$ 868,631
Ratio of aggregate indebtedness to net capital	0.01 to 1

There are no differences between the Computation of Net Capital Pursuant to SEC Rule 15c3-1 included above and the Company's unaudited FOCUS Part IIA filing as of December 31, 2011.

Lincoln Financial Investment Services Corporation

Schedule II

Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Credit balances		
Free credit and other credit balances	$	–
Total credit items	$	–
Debit balances		
Secured customer debit balances	$	–
Less 1%		–
Total debit items	$	–
Excess of total credits over total debits	$	–
Required deposit	$	–

There were no differences between the Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 included above and the computation included in the Company's unaudited FOCUS Part IIA filing as of December 31, 2011.

Lincoln Financial Investment Services Corporation

Schedule III

Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2011

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in LFA's possession or control as of December 31, 2011 (for which instructions to reduce to possession or control had been issued), but for which the required action was not taken by LFISC within the time frames specified under Rule 15c3-3.	$ –
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2011, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3.	$ –
B. Number of items.	–

Supplementary Report

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Lincoln Financial Investment Services Corporation

In planning and performing our audit of the financial statements of Lincoln Financial Investment Services Corporation (the Company) as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 24, 2012

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Lincoln Financial Investment Services Corporation
Year Ended December 31, 2011
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG